RESIGNATION

TO:

PORTLOGIC SYSTEMS INC.
(the "Company")

AND TO:

The Board of Directors thereof

I, Joseph Putegnat, hereby tender my resignation as President, Chief Executive Officer, and director of the Company, effective immediately. This resignation is not a result of any disagreements with the Company.

This resignation may be sent by electronic facsimile transmission and shall be deemed to be an original.

DATED as of the 19th day of February, 2014.

/s/ Joseph Putegnat

Joseph Putegnat